As filed with the Securities and Exchange Commission on December 5, 2005
Registration Statement No.  333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
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DOV PHARMACEUTICAL, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	2834 (Primary Standard Industrial Classification Code Number)	22-3374365 (I.R.S. Employer Identification No.)
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Continental Plaza
433 Hackensack Avenue
Hackensack, New Jersey 07601
(201) 968-0980
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive office)
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Leslie Hudson, Ph.D.
President and Chief Executive Officer
DOV Pharmaceutical, Inc.
Continental Plaza
433 Hackensack Avenue
Hackensack, New Jersey 07601
(201) 968-0980
(Name, address, including zip code, and telephone number, including area code, of agent for service)
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Copies to:

Scott F. Duggan, Esq. Goodwin Procter LLP Exchange Place Boston, Massachusetts 02109 (617) 570-1000
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Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.      ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

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CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Share (2)	Proposed Maximum Aggregate Offering Price (3)	Amount of Registration Fee (4)
Common Stock, $0.0001 par value per share	$100,000,000	N.A.	$100,000,000	$10,700.00

(1)  The amount to be registered consists of up to $100,000,000 of an indeterminate amount of common stock, including such shares as may be issued upon stock splits, stock dividends or similar transactions in accordance with Rule 416 under the Securities Act of 1933, as amended. However in no event will the aggregate initial public offering price of all securities issued from time to time pursuant to this registration statement exceed $100,000,000.

(2)  The proposed maximum offering price per share has been omitted pursuant to Securities Act Release No. 6964.

(3)  Estimated solely for purposes of computing the registration fee.

(4)   Calculated pursuant to Rule 457(o) under the Securities Act.

Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until registrant files a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the SEC, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated December 5, 2005

Prospectus

DOV Pharmaceutical, Inc.

Up to $100,000,000

Common Stock

We may sell our common stock from time to time in one or more offerings up to an aggregate of $100,000,000 in total of shares of our common stock.

This prospectus gives a general description of our common stock. We may offer and sell from time to time the common stock registered under this registration statement of which this prospectus is a part. Each time we sell we will provide a prospectus supplement containing information on sale and related terms. The prospectus supplement may add to, update or change the information in this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest.

Our common stock is quoted on the Nasdaq National Market under the symbol “DOVP.” On December 1, 2005, the last reported sale price of our common stock on the Nasdaq National Market was $14.28 per share.
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Investing in our common stock involves risks. See “Risk Factors” beginning on page 3 before deciding to invest in our common stock.
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Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

THIS PROSPECTUS MAY NOT BE USED TO OFFER OR SELL ANY SECURITIES UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.

The date of this prospectus is                 , 2005.

TABLE OF CONTENTS

**

About this Prospectus	1
Special Note Regarding Forward-Looking Statements	1
DOV Pharmaceutical, Inc.	2
Risk Factors	3
Use of Proceeds	15
Dividend Policy	15
Description of Capital Stock	15
Plan of Distribution	18
Legal Matters	20
Experts	20
Where You can Find More Information	21

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Unless the context otherwise requires, all references to “we,”  “us,”  “our company” or “the Company” in this prospectus refer collectively to DOV Pharmaceutical, Inc., a Delaware corporation, and its subsidiary, considered as a single enterprise.

DOV, DOV Pharmaceutical, Inc. and the DOV Pharmaceutical logo are trademarks of DOV Pharmaceutical, Inc. All other trademarks used or referred to in this prospectus are the property of their respective owners.
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You should rely only on the information contained or incorporated by reference into this prospectus or any applicable prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer of the securities to be sold under this prospectus in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus or any applicable prospectus supplement is accurate or reliable as of any date other than the date on the front cover of this prospectus or the prospectus supplement, or that the information contained in any document incorporated by reference is accurate or reliable as of any date other than the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or any sale of a security.

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement filed with the Securities and Exchange Commission, or SEC, using a "shelf" registration process. Under this shelf registration process, we may sell common stock in one or more offerings up to an aggregate of $100,000,000 in shares of our common stock. Each time we sell any common stock under this prospectus, we will provide a prospectus supplement that will contain more specific information about the terms of that offering. We may also add, update or change in a prospectus supplement any of the information contained in this prospectus or in documents we have incorporated by reference into this prospectus. This prospectus, together with the applicable prospectus supplements and the documents incorporated by reference into this prospectus, includes all material information relating to this offering. You should carefully read both this prospectus and the applicable prospectus supplement together with the documents incorporated by such reference before buying common stock in this offering. Such incorporated documents are described under "Where You Can Find More Information".

  SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, each as amended, including statements regarding our expectations with respect to the progress of and level of expenses for our clinical trial programs. You can also identify forward-looking statements by the following words: may, will, should, expect, intend, plan, anticipate, believe, estimate, predict, potential, continue or the negative of these terms or other comparable terminology. We caution you that forward-looking statements are inherently uncertain and are simply point-in-time estimates based on a combination of facts and factors currently known by us about which we cannot be certain or in certain cases even relatively confident. Actual results or events will surely differ and may differ materially from our forward-looking statements as a result of many factors, some of which we may not be able to predict or may not be within our control. Such factors may also materially adversely affect our ability to achieve our objectives and to successfully develop and commercialize our product candidates, including our ability to:

•	demonstrate the safety and efficacy of product candidates at each stage of development;

•
meet our development schedule for our product candidates, including with respect to clinical trial initiation, enrollment and completion of studies on bicifadine, our lead product candidate for analgesia;

•
develop an acceptable development plan under and otherwise achieve the results contemplated by the recent amendment to the existing license agreement with Merck relative to DOV 21,947, one of our triple reuptake inhibitors;

•	meet applicable regulatory standards and receive required regulatory approvals on our anticipated time schedule or at all;

•	meet or require partners to meet obligations and achieve milestones under our license and other agreements;

•	obtain and maintain collaborations as required with pharmaceutical partners;

•	obtain substantial additional funds;

•	obtain and maintain all necessary patents, licenses and other intellectual property rights; and

•	produce drug candidates in commercial quantities at reasonable costs and compete successfully against other products and companies.

You should read this prospectus completely, including the Risk Factors beginning on page 3 of this prospectus. We qualify all our forward-looking statements by these cautionary statements. There may also be other factors that may materially affect our forward-looking statements and our future results. As a result of the foregoing, readers should not place undue reliance on our forward-looking statements. We undertake no obligation and do not intend to update any forward-looking statement.

DOV PHARMACEUTICAL, INC.

We are a biopharmaceutical company focused on the discovery, in-licensing, development and commercialization of novel drug candidates for central nervous system and other disorders, including cardiovascular, that involve alterations in neuronal processing. Our product candidates address some of the largest pharmaceutical markets in the world including insomnia, pain and depression. Our partner Neurocrine has filed two NDAs for the use of DOV’s compound indiplon for the treatment of insomnia. Bicifadine, our novel non-narcotic and non-NSAID (non-steroidial, anti-inflammatory drug) analgesic is the subject of an extensive Phase III clinical development program. Bicifadine has demonstrated statistically significant analgesic effects in three placebo-controlled clinical trials in patients with pain following third molar dental and bunionectomy surgery, two models of moderate to severe acute pain.

A subsidiary of Merck & Co. Inc., or Merck, has licensed exclusive worldwide rights for all therapeutic indications of DOV 21,947, one of our product candidates for the treatment of depression. Prior to entering into this development and commercialization agreement, we had completed four Phase I clinical trials with DOV 21,947. Merck has also licensed exclusive worldwide rights to DOV 216,303 for the treatment of depression, anxiety and addiction. We retain rights to DOV 216,303 for all other indications. We have completed two Phase I clinical trials and a Phase II clinical trial with this compound in depressed patients and intend to continue the clinical development of DOV 216,303 in indications outside of depression, anxiety and addiction. In August 2005, DOV and Merck amended the license agreement covering the clinical development activities of DOV 21,947 and DOV 216,303. Under the amendment certain development contemplated for DOV 21,947 will be undertaken by DOV instead of Merck. In addition, the amendment provides for the possible future expansion of the collaboration with Merck to include an additional triple reuptake inhibitor from DOV’s preclinical pipeline with no up-front fee. The amendment followed review of data from preclinical studies in models of depression and a pilot phase I biomarker study in normal volunteers. The further clinical testing intended by this amendment will permit the parties to collect and assess additional clinical data to better understand the properties and market potential of DOV 21,947. The testing to be done by DOV comprises a phase 1b clinical trial in normal volunteers and two phase II clinical trials in depressed patients for DOV 21,947, as well as further research and development intended to characterize the compound. If the second phase II study for DOV 21,947 is successful, DOV will be reimbursed by Merck for pre-agreed expenses and will receive a success premium. Subsequently, DOV could receive payment for achievement of certain clinical development and regulatory milestones pursuant to the license agreement. Both parties retain certain termination rights. This amendment retains intact the milestones, royalties and business terms originally established in the license agreement. It furthermore retains DOV’s co-promote rights.

In July 2004, we reached agreement with the FDA on the scope and design of the clinical trials required for submission of an NDA for DOV diltiazem, our product candidate for angina and hypertension. We are currently evaluating strategic alternatives for its development and commercialization.

Our core scientific expertise is in cellular and molecular pharmacology underlying neurotransmission. Our senior management team has substantial experience in CNS drug discovery and development. During their careers, they have participated in the discovery and development of new drugs that have been successfully brought to market.

To enhance our drug development and commercialization efforts we have licensed rights to certain of our products. We have sublicensed indiplon to Neurocrine, which entered into a development and commercialization agreement with Pfizer, Inc., or Pfizer, in December 2002. The development and commercialization agreement with Merck for DOV 21,947 and DOV 216,303 was entered into in August 2004 and amended in August 2005.

We incorporated in New Jersey in April 1995 and reincorporated in Delaware in November 2000. Our executive offices are located at 433 Hackensack Avenue, Hackensack, New Jersey 07601. Our telephone number is (201) 968-0980 and our website address can be found at http://www.dovpharm.com. The information found on our website is not part of this prospectus. This prospectus contains the trademarks and trade names of other entities that are the property of their respective owners.

RISK FACTORS

Risks Related to Our Business

We have incurred losses since our inception and expect to incur significant losses for the foreseeable future, and we may never reach profitability.

Since our inception in April 1995 through September 30, 2005, we have incurred significant operating losses and, as of September 30, 2005, we had an accumulated deficit of $136.4 million. We have not yet completed the development, including obtaining regulatory approvals, of any product candidate and, consequently, have not generated any revenues from the sale of products. Even if we succeed in developing and commercializing one or more of our product candidates, we may never achieve significant sales revenue and we expect to incur operating losses for the foreseeable future. We also expect to continue to incur significant operating expenses and capital expenditures and anticipate that our expenses will increase substantially in the foreseeable future as we:

•	conduct clinical trials;

•	conduct research and development on existing and new product candidates;

•	make milestone payments;

•	seek regulatory approvals for our product candidates;

•	commercialize our product candidates, if approved;

•	hire additional clinical, scientific and management personnel;

•	add operational, financial and management information systems and personnel; and

•	identify additional compounds and acquire rights from third parties to those compounds through a license to us.

We must generate significant revenue to achieve and maintain profitability. We may not be able to generate sufficient revenue and we may never be able to achieve or maintain profitability.

We are dependent on the successful outcome of clinical trials for our lead product candidates.

None of our product candidates is currently approved for sale by the FDA or by any other regulatory agency in the world, and our product candidates may never be approved for sale or become commercially viable. Before obtaining regulatory approval for the sale of our product candidates, they must be subjected to extensive preclinical and clinical testing to demonstrate their safety and efficacy for humans. Our success will depend on the success of our currently ongoing clinical trials and subsequent clinical trials that have not yet begun.

There are a number of difficulties and risks associated with clinical trials. The possibility exists that:

•	we may discover that a product candidate may cause harmful side effects;

•	we may discover that a product candidate, even if safe when taken alone, may interfere with the actions of other drugs taken at the same time such that its marketability is materially reduced;

•	we may discover that a product candidate does not exhibit the expected therapeutic results in humans;

•	a product candidate may lend itself to user abuse, in which case labeling may adversely affect its marketability;

•	results may not be statistically significant or predictive of results that will be obtained from large-scale, advanced clinical trials;

•	we or the FDA may suspend or delay initiation of further clinical trials of our product candidates for any of a number of reasons, including safety or delay in obtaining clinical trial material;

•	we may be delayed in the FDA protocol review process;

•	patient recruitment may be slower than expected; and

•	patients may drop out of our clinical trials.

In October 2003, the FDA placed the start of our Phase III clinical trial of ocinaplon, our lead anti-anxiety product candidate, on hold and requested that we produce additional safety information. We supplied this information to the FDA and with FDA approval initiated a Phase III clinical trial in the fourth quarter of 2004. In August 2005, we announced that we had suspended the trial due to a recent occurrence of enzyme elevations in liver function tests, or LFT’s, for one subject in the trial and, following our trial report to the FDA, the agency joined in the clinical hold. We have since evaluated the safety findings from all subjects in ocinaplon clinical trials. Based upon the data, we have discontinued the development of ocinaplon for generalized anxiety disorder.

Given the uncertainty surrounding the regulatory and clinical trial process, we may not be able to successfully advance the development of effective or safe, commercially viable products.

The August 2005 amendment to our license agreement with Merck conditions Merck’s obligation to reimburse us including to reimburse us at a premium for certain clinical tests on DOV 21,947 and to pay us a development milestone upon the successful outcome of a certain test measured by criteria to be agreed upon by the parties.

If we are unable to successfully develop and commercialize any one or more of our product candidates, this could severely harm our business, impair our ability to generate revenues and adversely impact our stock price.

We may not receive regulatory approvals for our product candidates or approvals may be delayed.

Regulation by government authorities in the United States and foreign countries is a significant factor in the development, manufacture and commercialization of our product candidates and in our ongoing research and development activities. Our partner Neurocrine filed two NDA’s for indiplon for the treatment of insomnia in April and May 2005. All our other product candidates are in various stages of research and development and we have not yet requested or received regulatory approval to commercialize any product candidate from the FDA or any other regulatory body.

In particular, human therapeutic products are subject to rigorous preclinical testing, clinical trials and other approval procedures of the FDA and similar regulatory authorities in foreign countries. The FDA regulates, among other things, the development, testing, manufacture, safety, efficacy, record keeping, labeling, storage, approval, advertising, promotion, sale and distribution of biopharmaceutical products. Securing FDA approval requires the submission of extensive preclinical and clinical data and supporting information to the FDA for each therapeutic indication to establish the product candidate’s safety and efficacy. The approval process may take many years to complete. Additionally, even after receipt of FDA approval, the FDA may request additional clinical trials to evaluate any adverse reactions or long-term effects. The scope and expense of such post-approval trials could be extensive and costly to us. Any FDA or other regulatory approval of our product candidates, once obtained, may be withdrawn. If our product candidates are marketed abroad, they will also be subject to extensive regulation by foreign governments.

Any failure to receive regulatory approvals necessary to commercialize our product candidates would have a material adverse effect on our business. The process of obtaining these approvals and the subsequent compliance with appropriate federal and state statutes and regulations require spending substantial time and financial resources. If we, or our collaborators or licensees, fail to obtain or maintain or encounter delays in obtaining or maintaining regulatory approvals, it could adversely affect the marketing of any product candidates we develop, our ability to receive product or royalty revenues and our liquidity and capital resources.

As noted above, in October 2003, the FDA placed the start of our Phase III clinical trial of ocinaplon, on hold and requested that we produce additional safety information. We supplied this information to the FDA and with FDA approval initiated a Phase III clinical trial in the fourth quarter of 2004. In August 2005, we announced that we had suspended the trial following a recent occurrence of enzyme elevations in LFT’s for one subject in the trial and, following our trial report to the FDA, the agency joined in the clinical hold. We have since evaluated the safety findings from all subjects in ocinaplon clinical trials. Based upon the data, we have discontinued the development of ocinaplon for generalized anxiety disorder.

On September 28, 2004, we announced that we had initiated a pivotal, Phase III, U.S. clinical trial in patients with moderate to severe chronic lower back pain. This clinical trial is being conducted in accordance with a protocol (revised as described below) that we originally submitted to the FDA in accordance with the FDA’s special protocol assessment, or SPA, guidelines in May 2004. Following submission of the protocol to the FDA, we had meetings with the agency to reach agreement on the study design. Following our meeting with the FDA in September 2004, we revised the protocol in response to comments from the FDA, and initiated this clinical trial in accordance with the revised protocol. We have received oral confirmation from the FDA that the revised protocol is acceptable, and have sought to obtain formal documentation of the agreement from the FDA regarding this revised protocol as required by the FDA’s SPA guidelines. We have subsequently made changes to the protocol covered by the SPA prior to FDA approval in order to improve the clinical trial and have sought the agency’s approval to continue the SPA. According to FDA guidelines on SPA, protocol changes in any manner without prior FDA approval renders the SPA no longer effective and we cannot offer any assurance that our request will be granted. While FDA guidance on SPA’s states that documented SPA’s should be considered binding on the review division, the FDA has the latitude to change its assessment if certain exceptions apply. Exceptions include identification of a substantial scientific issue essential to safety or efficacy testing that later comes to light, a failure to follow the protocol agreed upon or the FDA’s reliance on data, assumptions or information determined to be wrong or that omit relevant facts. Accordingly, we can give no assurance that as clinical trials proceed or as part of an NDA review process, if any, the FDA will not determine that one or more exceptions apply to a previously documented SPA for the particular protocol. This could have a material adverse effect on the NDA approval process, if any.

Our operating results are subject to fluctuations that may cause our stock price to decline.

Our revenue is unpredictable and has fluctuated significantly from year-to-year and quarter-to-quarter and will likely continue to be highly volatile. We believe that period-to-period comparisons of our past operating results are not good indicators of our future performance and should not be relied on to predict our future results. In the future, our operating results in a particular period may not meet the expectations of any securities analysts whose attention we may attract, or those of our investors, which may result in a decline in the market price of our common stock.

We rely on the efforts of Neurocrine and Pfizer and Merck for the development, design and implementation of clinical trials, regulatory approval and commercialization of indiplon and our product candidates DOV 216,303 and DOV 21,947.

In 1998, we sublicensed indiplon to Neurocrine without retaining any material rights other than the right to receive milestone payments and royalties on product sales, if any. In December 2002, Neurocrine entered into a development and commercialization agreement with Pfizer for indiplon. In August 2004, we sublicensed DOV 216,303 for certain indications and DOV 21,947 for all indications to Merck without retaining any material rights other than our participation in the ongoing clinical plan collaboration, the right to receive milestone payments and royalties on product sales, if any, and co-promotion. The clinical development, design and implementation of clinical trials, the preparation of filings for FDA approval and, if approved, the subsequent commercialization of these product candidates are within the control of our partners. We will lack control over the process and, as a result, our ability to receive any revenue from these product candidates is dependent on the success of their efforts. Our partners may fail or otherwise decide not, or otherwise not have the ability, to devote the resources necessary to successfully develop and commercialize the product candidates, which would impair our ability to receive milestone or royalty payments, if any, in respect of the product candidates.

We entered into an amendment of our license agreement with Merck on August 5, 2005 which provides for us to conduct certain development of DOV 21,947 that would otherwise have been the responsibility of Merck under the terms of the agreement. Merck will have the right to choose one of our other triple reuptake inhibitors for inclusion under the license agreement. In the event we are unable to produce successful results from these clinical trials under criteria to be agreed upon by the parties, Merck will not be obligated to reimburse our costs of such development. Merck will continue to have the right to terminate the license agreement or Merck may instead select one of three other triple reuptake inhibitors for commercialization under the license agreement as a substitute for or in addition to DOV 21,947.

Our success in developing our product candidates depends upon the performance of our licensees and collaborative partners.

Our efforts to develop, obtain regulatory approval for and commercialize our existing and any future product candidates depend in part upon the performance of our licensees and collaborative partners. Currently, we have license and collaborative agreements with Merck, Neurocrine, Pfizer and Wyeth. Neurocrine has entered into a development and commercialization agreement with Pfizer involving a further sublicense under our agreement with Neurocrine. In connection with certain of these agreements, we have granted certain rights, including development and marketing rights and rights to defend and enforce our intellectual property. We do not have day-to-day control over the activities of our licensees or collaborative partners and cannot assure you that they will fulfill their obligations to us, including their development and commercialization responsibilities in respect of our product candidates. Our license agreement with Merck was amended on August 5, 2005 to provide that we would assume responsibility for certain development of DOV 21,947 that Merck would have otherwise been responsible for under the agreement. We also cannot assure you that our licensees or collaborators will properly maintain or defend our intellectual property rights or that they will not utilize our proprietary information in such a way as to invite litigation that could jeopardize or potentially invalidate our proprietary information or expose us to potential liability. Further, we cannot assure you that our licensees or collaborators will not encounter conflicts of interest, or changes in business strategy, or that they will not acquire or develop rights to competing products, all of which could adversely affect their willingness or ability to fulfill their obligations to us.

From January 1999 until October 21, 2003, Elan and we were engaged in developing controlled release formulations of bicifadine and ocinaplon pursuant to our joint venture. In October 2003, we acquired from Elan 100% ownership of Nascime, the joint venture's operating subsidiary, and the product candidates bicifadine and ocinaplon. This acquisition ended our involvement with Elan in the nearly five-year joint venture. In March 2003, we and Biovail terminated our collaboration for DOV diltiazem.

Any failure on the part of our licensees or collaborators to perform or satisfy their obligations to us could lead to delays in the development or commercialization of our product candidates and affect our ability to realize product revenues. Disagreements with our licensees or collaborators could require or result in litigation or arbitration, which could be time-consuming and expensive. If we or our licensees or collaborators fail to maintain our existing agreements or establish new agreements as necessary, we could be required to undertake development, manufacturing and commercialization activities solely at our own expense. This would significantly increase our capital requirements and may also delay the commercialization of our product candidates.

Under the August 5, 2005, amendment to our license agreement with Merck, we are now responsible for designing, conducting and bearing the costs of certain clinical trials that Merck would have otherwise been obligated to perform under the terms of the license agreement. If the results of these clinical trials do not meet the criteria of success to be agreed upon with Merck, we may not be reimbursed for the costs of conducting such trials, unless Merck agrees. If Merck does not continue the license agreement, our business and results may be adversely affected.

On August 5, 2005, we amended our license agreement with Merck such that we are now responsible for conducting certain development of DOV 21,947 that had been the responsibility of Merck under the agreement. Merck has the right to choose, after certain development work by DOV, one of our preclinical triple reuptake inhibitors for inclusion under the agreement with no further up-front fee. In the event we are unable to produce successful results from these clinical trials under criteria of success to be agreed upon by the parties, Merck will not be obligated to reimburse our costs of such development. Merck continues to have the right to terminate the license agreement. If the trials are not successful, Merck may elect to reimburse us notwithstanding and retain DOV 21,947. If the Merck agreement is terminated, we will need to pursue alternative arrangements for the development and commercialization of DOV 21,947, and we may be unable to reach an agreement with another party on economic terms as favorable as those in the Merck agreement.

Our existing collaborative and licensing agreements contain, and any such agreements that we may enter into in the future may contain, covenants that restrict our product development and commercialization activities.

Our existing license and collaborative agreements contain covenants that restrict our product development and our ability to compete in collaborative agreements. In addition, certain of our agreements no longer effective have involved, among other things, restrictions on the issuance of debt and equity securities and limitations on our ability to license our product candidates to third parties. Because of existing restrictive covenants, if our licensees or collaborators fail to fulfill their obligations to us or we are otherwise not able to maintain these relationships, we cannot assure you that we will be able to enter into alternative arrangements or assume the development of these product candidates ourselves. This would significantly affect our ability to commercialize our product candidates. Further, we cannot assure you, even if alternative arrangements are available to us, that they will be any less restrictive on our business activities.

If we are unable to create sales, marketing and distribution capabilities, or enter into agreements with third parties to perform these functions, we will not be able to commercialize our product candidates.

We do not have any sales, marketing or distribution capabilities. In order to commercialize our product candidates, if any are approved, we must either acquire or internally develop sales, marketing and distribution capabilities or make arrangements with third parties to perform these services for us. If we obtain FDA approval for our existing product candidates, we intend to rely on relationships with one or more pharmaceutical companies or other third parties with established distribution systems and direct sales forces to market our product candidates. If we decide to market any of our product candidates directly, we must either acquire or internally develop a marketing and sales force with technical expertise and supporting distribution capabilities. The acquisition or development of a sales and distribution infrastructure would require substantial resources, which may divert the attention of our management and key personnel, and negatively impact our product development efforts. Moreover, we may not be able to establish in-house sales and distribution capabilities or relationships with third parties. To the extent we enter into co-promotion or other licensing agreements, our product revenues are likely to be lower than if we directly marketed and sold our product candidates, and any revenue we receive will depend upon the efforts of third parties, which may not be successful.

If we cannot raise additional funding, we may be unable to complete development of our product candidates.

At September 30, 2005, we had cash and cash equivalents and marketable securities of $110.8 million. We currently have no commitments or arrangements for any financing. We believe that our existing cash, cash equivalents and marketable securities will be sufficient to fund our anticipated operating expenses, debt obligations and capital requirements until at least December 31, 2006. We expect to require additional funding to continue our research and development programs, including preclinical testing and clinical trials of our product candidates, for operating expenses and to pursue regulatory approvals for our product candidates. We may continue to seek additional capital through public or private financing or collaborative agreements. If adequate funds are not available to us as we need them, we may be required to curtail significantly or eliminate at least temporarily one or more of our product development programs.

If our outstanding convertible debt is converted into shares of our common stock, existing common stockholders will experience immediate equity dilution and, as a result, our stock price may go down.

The 2.5% subordinated convertible debentures that we issued in December 2004 and January 2005 are convertible, at the option of the holders, into shares of our common stock at initial conversion rates of 43.9560 shares of common stock per $1,000 principal amount of notes, or $22.75 per share, subject to adjustment in certain circumstances. If all the debentures were converted at their initial conversion rate, we would be required to issue approximately 3,516,484 shares of our common stock. We have reserved shares of our authorized common stock for issuance upon conversion of the debentures. If the debentures are converted into shares of our common stock, our existing stockholders will experience immediate equity dilution and our common stock price may be subject to significant downward pressure.

Our indebtedness and debt service obligations may adversely affect our cash flow, cash position and stock price.

In December 2004 and January 2005, we sold $80.0 million aggregate principal amount of 2.5% subordinated convertible debentures due in January 2025. Our annual debt service obligation on these debentures is $2.0 million. The holders of the debentures may require us to purchase all or a portion of their debentures on January 15, 2012, January 15, 2015 and January 15, 2020. If we issue other debt securities prior to conversion of the debentures, our debt service obligations will increase further.

We intend to fulfill our debt service obligations from our existing cash, cash equivalents and marketable securities. In the future, if the holders require us to purchase all or a portion of their debentures and we are unable to generate cash or raise additional cash through financings sufficient to meet these obligations, we may have to delay or curtail research, development and commercialization programs. The holders’ right to require us to purchase the debentures, prior to maturity in January 2025, may be exercised in January 2012, 2015 and 2020.

The success of our business depends upon the members of our senior management team, our scientific staff and our ability to continue to attract and retain qualified scientific, technical and business personnel.

We are dependent on the members of our senior management team, in particular, our Chief Executive Officer and President, Dr. Leslie Hudson, our Senior Vice President and Chief Scientific Officer, Dr. Phil Skolnick, our Senior Vice President, Drug Development, Dr. Warren Stern and our Senior Vice President, Strategic Marketing and Commercialization, Scott Myers,for our business success. Moreover, because of the specialized scientific and technical nature of our business, we are also highly dependent upon our scientific staff, the members of our scientific advisory board and our continued ability to attract and retain qualified scientific, technical and business development personnel. We do not carry key man life insurance on the lives of any of our key personnel. There is intense competition for human resources, including management, in the scientific fields in which we operate and there can be no assurance that we will be able to attract and retain qualified personnel necessary for the successful development of our product candidates, and any expansion into areas and activities requiring additional expertise. In addition, there can be no assurance that such personnel or resources will be available when needed. The loss of the services of Drs. Hudson, Skolnick, Stern or Mr. Myers, or other key personnel, could severely harm our business if a replacement possessing a similar level of expertise cannot be retained or if the key person’s responsibilities cannot be assumed by existing employees.

Because some of our patents with respect to some of our product candidates have expired or will expire in the near term, we may be required to rely solely on the Hatch-Waxman Act for market exclusivity.

A number of patents that we licensed from Wyeth have expired, including certain patents that provide protection for the use of DOV 216,303 for the treatment of depression, the use of bicifadine for the treatment of pain and the use of ocinaplon. Patents protecting intermediates useful in the manufacture of ocinaplon are due to expire in 2007. The numerous patent applications pending and others in preparation covering our compounds, even if filed and approved, may not afford us adequate protection against generic versions of our product candidates or other competitive products. In the event we achieve regulatory approval to market any of our product candidates, including bicifadine, DOV 216,303 or ocinaplon, and we are unable to obtain adequate patent protection for the ultimate marketed product, we will be required to rely to a greater extent on the Hatch-Waxman Act, and applicable foreign legislation, to achieve market exclusivity. The Hatch-Waxman Act generally provides for marketing exclusivity to the first applicant to gain approval for a particular drug by prohibiting filing of an abbreviated NDA, or ANDA, by a generic competitor for up to five years after the drug is first approved. The Hatch-Waxman Act, however, also accelerates the approval process for generic competitors using the same active ingredients once the period of statutory exclusivity has expired. It may also in practice encourage more aggressive legal challenges to the patents protecting approved drugs. In addition, because some of our patents have expired, third parties may develop competing product candidates using our product compounds and if they obtain regulatory approval for those products prior to us, we would be barred from seeking an ANDA for those products under the Hatch-Waxman Act for the applicable statutory exclusivity period.

Our business activities require compliance with environmental laws, which if violated could result in significant fines and work stoppage.

Our research and development programs, and the manufacturing operations and disposal procedures of our contractors and collaborators, are affected by federal, state, local and foreign environmental laws. Although we intend to use reasonable efforts to comply with applicable environmental laws, our contractors and collaborators may not comply with these laws. Failure to comply with environmental laws could result in significant fines and work stoppage, and may harm our business.

We intend to pursue a rapid growth strategy, which could give rise to difficulties in managing and successfully implementing such growth.

We intend to pursue a strategy of growth, both with regard to infrastructure and personnel, and will seek to aggressively develop our current product candidates and to acquire new product candidates. In the event of rapid growth in our operations, we will need to hire additional personnel, some of whom, due to the specialized scientific and technical nature of our business, must possess advanced degrees, be highly skilled and have many years of experience. We may be unable to attract and retain the necessary qualified personnel, or such personnel may not be available when needed, to successfully meet our growth needs. We cannot assure you that we will be able to obtain the personnel needed to achieve such growth or that we will be able to obtain and maintain all regulatory approvals or employ the best personnel to ensure compliance with all applicable laws, regulations and licensing requirements that may be necessary as a result of such growth.

We may determine to acquire laboratory facilities, which we currently do not have. The absence of such facilities and technical staff requires us to rely on contract parties for all preclinical work. Such facilities, even if they lead to cost savings and improved control and turn-around time, may require substantial management time, personnel transition and relocation costs and result in a higher level of fixed overhead, the cost of which might not be offset or fully offset by reductions in external contract costs.

Our bylaws require us to indemnify our officers and directors to the fullest extent permitted by law, which may obligate us to make substantial payments and in some instances payments in advance of judicial resolution of entitlement.

Our bylaws require that we indemnify our directors, officers and scientific advisory board members, and permit us to indemnify our other employees and agents, to the fullest extent permitted by the Delaware corporate law. This could require us, with some legally prescribed exceptions, to indemnify our directors, officers and scientific advisory board members against any and all expenses, judgments, penalties, fines and amounts reasonably paid in defense or settlement in connection with an action, suit or proceeding relating to their association with us. For directors, our bylaws require us to pay in advance of final disposition all expenses including attorneys' fees incurred by them in connection with any action, suit or proceeding relating to their status or actions as directors. Advance payment of legal expenses is discretionary for officers, scientific advisory board members and other employees or agents. We may make these advance payments provided that they are preceded or accompanied by an undertaking on behalf of the indemnified party to repay all advances if it is ultimately determined that he or she is not entitled to be indemnified by us. Accordingly, we may incur expenses to meet these indemnification obligations, including expenses that in hindsight are not qualified for reimbursement and possibly not subject to recovery as a practical matter.

Risks Related to our Industry

We face intense competition and if we are unable to compete effectively, the demand for our products, if any, may be reduced.

The pharmaceutical industry is highly competitive and marked by a number of established, large pharmaceutical companies, as well as smaller emerging companies, whose activities are directly focused on our target markets and areas of expertise. We face and will continue to face competition in the discovery, in-licensing, development and commercialization of our product candidates, which could severely impact our ability to generate revenue or achieve significant market acceptance of our product candidates. Furthermore, new developments, including the development of other drug technologies and methods of preventing the incidence of disease, occur in the pharmaceutical industry at a rapid pace. These developments may render our product candidates or technologies obsolete or noncompetitive.

We are focused on developing product candidates for the treatment of central nervous system and other disorders that involve alterations in neuronal processing. We have a number of competitors. If one or more of their products or programs are successful, the market for our product candidates may be reduced or eliminated. Compared to us, many of our competitors and potential competitors have substantially greater:

•	capital resources;

•	research and development resources, including personnel and technology;

•	regulatory experience;

•	preclinical study and clinical testing experience; and

•	manufacturing, distribution and marketing experience.

As a result of these factors, our competitors may obtain regulatory approval of their products more rapidly than we. Our competitors may obtain patent protection or other intellectual property rights that limit our ability to develop or commercialize our product candidates or technologies. Our competitors may also develop drugs that are more effective or useful and less costly than ours and may also be more successful than we and our collaborators or licensees in manufacturing and marketing their products.

If we are unable to protect our intellectual property, our competitors could develop and market products based on our discoveries, which may reduce demand for our product candidates.

To a substantial degree, our success will depend on the following intellectual property achievements:

•	our ability to obtain patent protection for our proprietary technologies and product candidates, as well as our ability to preserve our trade secrets;

•
the ability of our collaborators and licensees to obtain patent protection for their proprietary technologies and product candidates covered by our agreements, as well as their ability to preserve related trade secrets; and

•	our ability to prevent third parties from infringing upon our proprietary rights, as well as the ability of our collaborators and licensees to accomplish the same.

Because of the substantial length of time and expense associated with bringing new products through the development and regulatory approval processes in order to reach the marketplace, the pharmaceutical industry places considerable importance on obtaining patent and trade secret protection for new technologies, products and processes. Accordingly, we, either alone or together with our collaborators or licensees, intend to seek and enhance patent protection for our proprietary technologies and product candidates. The risk exists, however, that these patents may be unobtainable and that the breadth of the claims in a patent, if obtained, may not provide adequate protection of our, or our collaborators’ or licensees’, proprietary technologies or product candidates.

We also rely upon unpatented trade secrets and improvements, unpatented know-how and continuing technological innovation to develop and maintain our competitive position, which we seek to protect, in part, by confidentiality agreements with our collaborators, licensees, employees and consultants. We also have invention or patent assignment agreements with our employees and some of, but not all, our collaborators and consultants. If our employees, collaborators or consultants breach these agreements or common law principles, we may not have adequate remedies for any such breach, and our trade secrets may otherwise become known to or independently discovered by our competitors.

In addition, although we own or otherwise have certain rights to a number of patents and patent applications, the issuance of a patent is not conclusive as to its validity or enforceability, and third parties may challenge the validity or enforceability of our patents or the patents of our collaborators or licensees. We cannot assure you how much protection, if any, will be given to our patents if we attempt to enforce them or if they are challenged in court or in other proceedings. It is possible that a competitor may successfully challenge our patents, or the patents of our collaborators or licensees, or that challenges will result in elimination of patent claims and therefore limitation of coverage. Moreover, competitors may infringe our patents, the patents of our collaborators or licensees, or successfully avoid them through design innovation. To prevent infringement or unauthorized use, we may need to file infringement claims, which are expensive and time-consuming. In addition, in an infringement proceeding, a court may decide that a patent of ours is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the ground that our patents do not cover its technology. In addition, interference proceedings brought by the U.S. Patent and Trademark Office may be necessary to determine the priority of inventions with respect to our patent applications or those of our collaborators or licensees. Litigation or interference proceedings may fail and, even if successful, may result in substantial costs and be a distraction to management. We cannot assure you that we, or our collaborators or licensees, will be able to prevent misappropriation of our respective proprietary rights, particularly in countries where the laws may not protect such rights as fully as in the United States.

The intellectual property of our competitors or other third parties may prevent us from developing or commercializing our product candidates.

Our product candidates and the technologies we use in our research may inadvertently infringe the patents or violate the proprietary rights of third parties. In addition, other parties conduct their research and development efforts in segments where we, or our collaborators or licensees, focus research and development activities. We cannot assure you that third parties will not assert patent or other intellectual property infringement claims against us, or our collaborators or licensees, with respect to technologies used in potential product candidates. Any claims that might be brought against us relating to infringement of patents may cause us to incur significant expenses and, if successful, may cause us to pay substantial damages. Even if we were to prevail, any litigation could be costly and time-consuming and could divert the attention of our management and key personnel from our business operations. In addition, any patent claims brought against our collaborators or licensees could affect their ability to carry out their obligations to us. Furthermore, as a result of a patent infringement suit brought against us, or our collaborators or licensees, the development, manufacture or potential sale of product candidates claimed to infringe a third party’s intellectual property may have to stop or be delayed, unless that party is willing to grant certain rights to use its intellectual property. In such cases, we may be required to obtain licenses to patents or proprietary rights of others in order to continue to commercialize our product candidates. We may not, however, be able to obtain any licenses required under any patents or proprietary rights of third parties on acceptable terms, or at all. Even if we, or our collaborators or licensees, were able to obtain rights to a third party’s intellectual property, these rights may be non-exclusive, thereby giving our competitors potential access to the same intellectual property. Ultimately, we may be unable to commercialize some of our potential products or may have to cease some of our business operations as a result of patent infringement claims, which could severely harm our business.

Our ability to receive royalties and profits from product sales depends in part upon the availability of approved reimbursement for the use of our products from third-party payors, for which we may or may not qualify.

Our royalties or profits will be heavily dependent upon the availability of reimbursement for the use of our products from third-party health care payors, both in the United States and in foreign markets. The health care industry and these third-party payors are experiencing a trend toward containing or reducing the costs of health care through various means, including lowering reimbursement rates and negotiating reduced payment schedules with service providers for drug products. These cost-containment efforts could adversely affect the market acceptance of our product candidates and may also harm our business. There can be no assurance that we will be able to offset any of the payment reductions that may occur.

Reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor’s determination that use of a product is:

•	safe, effective and medically necessary;

•	appropriate for the specific patient;

•	cost-effective; and

•	neither experimental nor investigational.

Reimbursement approval is required from each third-party payor individually, and seeking this approval is a time-consuming and costly process. Third-party payors may require cost-benefit analysis data from us in order to demonstrate the cost-effectiveness of any product we might bring to market. We cannot assure you that we will be able to provide data sufficient to gain acceptance with respect to reimbursement. There also exists substantial uncertainty concerning third-party reimbursement for the use of any drug product incorporating new technology. We cannot assure you that third-party reimbursement will be available for our product candidates utilizing new technology, or that any reimbursement authorization, if obtained, will be adequate. If such reimbursement approval is denied or delayed, the marketability of our product candidates could be materially impaired.

We face potential product liability exposure, and if successful claims are brought against us, we may incur substantial liability for a product and may have to limit its commercialization.

The use of our product candidates in clinical trials and the sale of any approved products may expose us to a substantial risk of product liability claims and the adverse publicity resulting from such claims. These claims might be brought against us by study participants or once a drug has received regulatory approval and is marketed, by consumers, health care providers, pharmaceutical companies or others selling our products. If we cannot successfully defend ourselves against these claims, we may incur substantial losses or expenses, or be required to limit the commercialization of our product candidates. We have obtained limited product liability insurance coverage for our clinical trials in the amount of $10.0 million per occurrence and $10.0 million in the aggregate. Our insurance coverage, however, may not reimburse us or may not be sufficient to reimburse us for any expenses or losses we may suffer. Moreover, insurance coverage is becoming increasingly expensive, and we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. We intend to expand our insurance coverage to include the sale of commercial products if we obtain marketing approval for our product candidates in development, but we may be unable to obtain commercially reasonable product liability insurance for any products approved for marketing. On occasion, large judgments have been awarded in class action lawsuits based on drugs that had unanticipated side effects. A successful product liability claim or series of claims brought against us would decrease our cash and could cause our stock price to fall.

We may not be able to utilize any or all our net operating losses to offset future taxable income.

As a company experiencing growth through the sale of equity, we may be limited under the tax code in the tax deductions we can take against income for net operating loss carryforwards if during the three years preceding such income shareholder control of our company changed to a significant degree or if our research and development expenditures were classified as having been incurred by our subsidiary Nascime Limited.

Risks Related to this Offering

Our stock price is likely to be volatile and the market price of our common stock may decline.

Market prices for securities of biopharmaceutical companies have been particularly volatile. In particular, our stock price experienced a substantial decline following our initial public offering and has fluctuated between a high of $21.49 and a low of $11.60 since January 1, 2004. Some of the factors that may cause the market price of our common stock to fluctuate include:

•	results of clinical trials conducted by us or on our behalf, or by our competitors;

•	delays in initiating clinical trials;

•	a discontinuation of development of a product candidate;

•	business or legal developments concerning our collaborators or licensees, including Merck, Pfizer and Neurocrine;

•	delays or disagreements with Merck in the development of DOV 21,947 to be conducted by us under the August 2005 amendment to the license agreement with Merck;

•	regulatory developments or enforcement in the United States and foreign countries;

•	developments or disputes concerning patents or other proprietary rights;

•	changes in estimates or recommendations by securities analysts;

•	public concern over our drugs;

•	litigation;

•	future sales of our common stock;

•	general market conditions;

•	changes in the structure of health care payment systems;

•	failure of any of our product candidates, if approved, to achieve commercial success;

•	economic and other external factors or other disasters or crises; and

•	period-to-period fluctuations in our financial results.

If any of the foregoing risks occur, our stock price could fall and in some cases expose us to class action lawsuits that, even if unsuccessful, could be costly to defend and a distraction to management. In this regard, following a decline in the aftermarket trading price of our common stock in connection with our initial public offering, beginning on April 30, 2002, a number of class action lawsuits were filed naming us as defendants, in addition to certain of our officers and directors and certain of our underwriters. On December 20, 2002, we entered into a settlement agreement, which was approved by the court on April 16, 2003, to settle these lawsuits. Pursuant to the settlement agreement, we have paid the class members (inclusive of their attorneys' fees and costs) $250,000 in cash and issued them six-year warrants to purchase 500,000 shares of our common stock with an exercise price of $10.00 per share. Upon issuance, we determined the value of the warrants to be $2.2 million.

The general business climate is uncertain and we do not know how this will impact our business or our stock price.

      Over the past several years, there have been dramatic changes in economic conditions and negative impact on general business climate. Compounding the general unease about the current business climate are the still unknown economic and political impacts, long-term, of the September 11, 2001 terrorist attack and hostilities in Iraq, Afghanistan and elsewhere. We are unable to predict how any of these factors may affect our business or stock price.

Provisions of Delaware law, our charter and by-laws and our stockholders rights plan may make a takeover more difficult.

Provisions of our certificate of incorporation and by-laws and in the Delaware corporate law may make it difficult and expensive for a third party to pursue a tender offer, change in control or takeover attempt that is opposed by our management and board of directors. Moreover, our stockholders rights plan, adopted in October 2002, commonly called a poison pill, empowers our board of directors to delay or negotiate, and thereby possibly to thwart, any tender or takeover attempt the board of directors opposes. Public stockholders who might desire to participate in such a transaction may not have an opportunity to do so. We also have a staggered board of directors that makes it difficult for stockholders to change the composition of our board of directors in any one year. These anti-takeover provisions could substantially impede the ability of public stockholders to change our management and board of directors.

Because we do not intend to pay dividends, you will benefit from an investment in our common stock only if it appreciates in value.

      We currently intend to retain our future earnings, if any, to finance the expansion of our business and do not expect to pay any cash dividends in the foreseeable future. As a result, the success of your investment in our common stock may depend entirely upon any future appreciation. There is no guarantee that our common stock will appreciate in value after the offering or even maintain the price at which you purchased your shares.

USE OF PROCEEDS

Unless otherwise indicated in the prospectus supplement, the net proceeds from the sale of common stock offered by this prospectus will be used for general corporate purposes, including capital expenditures and to meet working capital needs. We expect from time to time to evaluate the acquisition of businesses, products and technologies for which a portion of the net proceeds may be used, although at this time we have not entered into any definitive agreement with respect to any such transaction. Pending such uses, we may invest the net proceeds in interest bearing securities.

DIVIDEND POLICY

We have never declared or paid any dividends on our common stock. We currently intend to retain our future earnings, if any, to finance the expansion of our business and do not expect to pay any dividends in the foreseeable future. Payment of future cash dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansion, and restrictions imposed by lenders, if any.

DESCRIPTION OF CAPITAL STOCK

Currently, our authorized capital stock consists of 60,000,000 shares of common stock, of which 23,083,425 shares were outstanding as of November 2, 2005, and 6,550,357 shares of undesignated preferred stock, issuable in one or more series designated by our board of directors, none of which is currently outstanding. Our common stock was held by 13 stockholders of record as of November 21, 2005. The following information relates to our certificate of incorporation and by-laws, as currently in effect.

Common Stock

Voting Rights. The holders of our common stock have one vote per share and are not entitled to vote cumulatively for the election of directors. Generally, all matters to be voted on by stockholders must be approved by a majority, or, in the case of election of directors, by a plurality, of the votes cast at a meeting at which a quorum is present and voting together as a single class, subject to any voting rights granted to holders of any then outstanding preferred stock.

Dividends. Holders of common stock will receive any dividends declared by our board of directors or any authorized committee, subject to the preferential rights of any preferred stock then outstanding. Dividends consisting of shares of common stock may be paid to holders of shares of common stock.

Other Rights. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in any assets available for distribution to holders of shares of common stock. No shares of common stock are subject to redemption or have preemptive rights to purchase additional shares of common stock.

Preferred Stock

Our certificate of incorporation provides that 6,550,357 shares of preferred stock may be issued from time to time in one or more series. Our board of directors is authorized to fix the voting rights, if any, designations, powers, preferences, qualifications, limitations and restrictions, applicable to the shares of each series. Our board of directors may, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the common stock and could have anti-takeover effects, including preferred stock or rights to acquire preferred stock in connection with our shareholder rights plan discussed below. We have no present plans to issue any shares of preferred stock. The ability of our board of directors to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control with respect to our company or the removal of existing management.

Warrants

As of September 30, 2005, we had 819,831 outstanding warrants to purchase shares of our common stock at a weighted average exercise price of $12.63.

Options

As of September 30, 2005, we had 3,265,166 outstanding options to purchase shares of our common stock at a weighted average purchase price of $10.57 under our stock option plans. Options to purchase an aggregate of 1,301,131 shares of common stock have been exercised under our stock option plans as of September 30, 2005.

Registration Rights

UBS Juniper Crossover Fund, L.L.C., Caduceus Private Investments, LP and OrbiMed Associates LLC, and each of their respective affiliates, as holders of at least 50% of their total amount of shares of common stock (and the shares of common stock issuable upon the exercise of their warrants) have the right to demand that we file one registration statement to register all or part of their shares purchased from us in July 2003. A registration statement has been filed pursuant to OrbiMed’s request and has been declared effective by the SEC. We have paid all expenses in connection with this registration and will pay any further expenses in connection with any required future registration under this agreement, other than, in each case, underwriting discounts and commissions. As of September 30, 2005, an aggregate of 1,635,171 shares of common (on an as-converted basis) are entitled to these registration rights.

Indemnification Matters

We have entered into indemnification agreements with each of our directors. The form of indemnification agreement provides that we will indemnify our directors for expenses incurred because of their status as a director to the fullest extent permitted by Delaware law, our certificate of incorporation and our by-laws.

Our certificate of incorporation contains a provision permitted by Delaware law that generally eliminates the personal liability of directors for monetary damages for breach of their fiduciary duty, including breaches involving negligence or gross negligence in business combinations, unless the director has breached his or her duty of loyalty to us, failed to act in good faith, engaged in intentional misconduct or a knowing violation of law, paid a dividend or approved a stock repurchase in violation of the Delaware General Corporation Law or obtained an improper personal benefit. This provision does not alter a director's liability under the federal securities laws and does not affect the availability of equitable remedies, such as an injunction or rescission, for breach of fiduciary duty. Our by-laws provide that directors and officers shall be, and in the discretion of our board of directors, non-officer employees may be, indemnified by us to the fullest extent authorized by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with service for or on behalf of us. Our by-laws also provide for the advancement of expenses to directors and, in the discretion of our board of directors, to officers and non-officer employees. In addition, our by-laws provide that the right of directors and officers to indemnification shall be a contract right and shall not be exclusive of any other right now possessed or hereafter acquired under any by-law, agreement, vote of stockholders or otherwise. We also have directors' and officers' insurance against certain liabilities. We believe that the indemnification agreements, together with the limitation of liability and indemnification provisions of our certificate of incorporation and by-laws and directors' and officers' insurance will assist us in attracting and retaining qualified individuals to serve as our directors and officers.

Provisions of Our Certificate of Incorporation and By-laws that May Have Anti-takeover Effects

The provisions of our certificate of incorporation and by-laws described below, as well as the ability of our board of directors to issue shares of preferred stock and to set the voting rights, preferences and other terms thereof, may be deemed to have an anti-takeover effect and may discourage takeover attempts not first approved by our board of directors, including takeovers which particular stockholders may deem to be in their best interests. These provisions also could have the effect of discouraging open market purchases of our common stock because they may be considered disadvantageous by a stockholder who desires subsequent to such purchase to participate in a business combination transaction with us or to elect a new director to our board.

Classified Board of Directors. Our board of directors is divided into three classes serving staggered three-year terms, with one-third of the board being elected each year. Our classified board, together with certain other provisions of our certificate of incorporation authorizing the board to fill vacant directorships or increase the size of the board, may prevent a stockholder from removing, or delaying the removal of, incumbent directors, and simultaneously gaining control of the board by filling vacancies created by such removal with its own nominees.

Director Vacancies and Removal. Our certificate of incorporation and by-laws provide that vacancies in our board of directors may be filled only by the affirmative vote of a majority of the remaining directors. Our certificate of incorporation provides that directors may be removed from office only with cause and only by the affirmative vote of holders of at least 75% of the shares then entitled to vote in an election of directors.

No Stockholder Action by Written Consent. Our certificate of incorporation provides that any action required or permitted to be taken by our stockholders at an annual or special meeting of stockholders must be effected at a duly called meeting and may not be taken or effected by a written consent of stockholders.

Special Meetings of Stockholders. Our certificate of incorporation and by-laws provide that a special meeting of stockholders may be called only by our board of directors. Our certificate of incorporation and by-laws provide that only those matters included in the notice of the special meeting may be considered or acted upon at that special meeting unless otherwise provided by law.

Advance Notice of Director Nominations and Stockholder Proposals. Our by-laws include advance notice and informational requirements and time limitations on any director nomination or any new proposal that a stockholder wishes to make at an annual meeting of stockholders. A stockholder's notice of a director nomination or proposal will be timely if delivered to our secretary at our principal executive offices not later than the close of business on the later of the 90th day prior to the scheduled date of such annual meeting or earlier than the 120th day before the first anniversary of the preceding year’s annual meeting.

Amendment of the Certificate of Incorporation. As required by Delaware law, any amendment to our certificate of incorporation must first be approved by a majority of our board of directors and, if required by law, thereafter approved by a majority of the outstanding shares entitled to vote (and a majority of each class entitled to vote thereon as a class) with respect to such amendment, except that any amendment to the provisions relating to stockholder action by written consent, directors, limitation of liability and the amendment of our certificate of incorporation must be approved by at least 75% of the outstanding shares entitled to vote and at least 75% of each class entitled to vote thereon as a class with respect to such amendment.

Amendment of By-laws. Our certificate of incorporation and by-laws provide that our by-laws may be amended or repealed by our board of directors or by the stockholders. Such action by the board of directors requires the affirmative vote of a majority of the directors then in office. Such action by the stockholders requires the affirmative vote of at least 75% of the outstanding shares entitled to vote on such amendment at an annual meeting of stockholders or a special meeting called for such purpose unless our board of directors recommends that the stockholders approve such amendment or repeal at such meeting, in which case such amendment or repeal only requires the affirmative vote of a majority of the shares entitled to vote on such amendment or repeal.

Shareholder Rights Plan

On October 8, 2002, our board of directors adopted a shareholder rights plan, or Rights Plan, as set forth in a shareholder rights agreement between us and our transfer agent, Continental Stock Transfer & Trust Co., as rights agent. Pursuant to the Rights Plan, our board of directors declared a dividend distribution of one preferred stock purchase right for each outstanding share of our common stock to shareholders of record as of October 9, 2002. The preferred stock rights will trade with, and not apart from, our common stock and series B preferred stock unless certain prescribed triggering events occur. The Rights Plan was designed and implemented to enhance the ability of our board of directors to protect shareholder interests and to ensure that shareholders receive fair treatment in the event of any coercive takeover attempt. The Rights Plan, however, is intended to discourage takeover attempts opposed by the board of directors, and may affect takeover attempts, including those that particular stockholders may deem in their best interests.

Statutory Business Combination Provision

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a publicly-held Delaware corporation from consummating a “business combination,” except under certain circumstances, with an “interested stockholder” for a period of three years after the date such person became an “interested stockholder” unless:

•
before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination;

•
upon the closing of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares held by directors who are also officers of the corporation and shares held by employee stock plans; or

•
following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder.

The term “interested stockholder” generally is defined as a person who, together with affiliates and associates, owns, or, within the prior three years, owned, 15% or more of a corporation's outstanding voting stock. The term “business combination” includes mergers, consolidations, asset sales involving 10% or more of a corporation's assets and other similar transactions resulting in a financial benefit to an interested stockholder. Section 203 makes it more difficult for an “interested stockholder” to effect various business combinations with a corporation for a three-year period.

Trading on the Nasdaq National Market System

Our common stock is currently quoted on the Nasdaq National Market under the symbol “DOVP.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Co.

  PLAN OF DISTRIBUTION

We may sell the common stock being offered by us in this prospectus:

•	directly to purchasers;

•	through agents;

•	through dealers;

•
through a block trade in which the broker or dealer engaged to handle the block trade will attempt to sell the common stock as an agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	to or through underwriters; or

•	through a combination of any of these methods of sale.

We and our agents and underwriters may sell the common stock being offered by us in this prospectus from time to time in one or more transactions:

•	at market prices prevailing at the times of sale;

•	at a fixed price or prices, which may be changed;

•	at prices related to such prevailing market prices; or

•	at negotiated prices.

Any of the last three pricing means may represent a discount from prevailing market prices. We will describe the method of distribution and price of the common stock in the prospectus supplement.

We may solicit directly offers to purchase the common stock offered by this prospectus. We may also designate agents from time to time to solicit offers to purchase common stock. Any agent that we designate, who may be deemed to be an “underwriter” as that term is defined in the Securities Act, may then resell such common stock to the public at varying prices to be determined by such agent at the time of resale.

If we use an underwriter or underwriters to sell common stock, we will enter into an underwriting agreement with the underwriters at the time of the sale to them. The names of the underwriters will be set forth in the prospectus supplement used by them together with this prospectus to make resales of the common stock to the public. In connection with the sale of the common stock offered, the underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions. Underwriters may also receive commissions from purchasers of the common stock. Underwriters and others participating in any offering of the common stock may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. We will describe any of these activities known to us in the prospectus supplement. Underwriting compensation paid by us to underwriters in connection with the offering of the common stock offered in this prospectus, and discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the prospectus supplement.

If a dealer is used in the sale of the common stock, we or an underwriter will sell the common stock to the dealer, as principal. The dealer may resell the common stock to the public at varying prices to be determined by the dealer at the time of resale. The prospectus supplement will set forth the name of the dealer and the terms of the transaction.

We may directly solicit offers to purchase the common stock, and we may sell directly to institutional investors or others. These persons may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale of the common stock. The prospectus supplement will describe the terms of any direct sales, including the terms of any bidding or auction process.

Underwriters, dealers, agents and other persons may be entitled, under agreements that may be entered into with us, to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments, which they may be required to make in respect of such liabilities. The prospectus supplement will describe the terms and conditions of indemnification or contribution.

Underwriters and agents may engage in transactions with, or perform services for, us in the ordinary course of business. If so indicated in the applicable prospectus supplement, we will authorize underwriters, dealers, or other persons to solicit offers by certain institutions to purchase common stock pursuant to contracts providing for payment and delivery on a future date or dates. The obligations of any purchaser under these contracts will be subject to those conditions described in the prospectus supplement, and the prospectus supplement will set forth the price to be paid for common stock pursuant to those contracts and the commissions payable for solicitation of the contracts.

Any underwriter may engage in over-allotment, stabilizing and syndicate short covering transactions and penalty bids in accordance with Regulation M of the Securities Act. Over-allotment involves sales in excess of the offering size, which creates a short position. Stabilizing transactions involve bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate short covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the underwriters to reclaim selling concessions from dealers when the common stock originally sold by such dealers are purchased in covering transactions to cover syndicate short positions. These transactions may cause the price of the common stock sold in an offering to be higher than it would otherwise be. These transactions, if commenced, may be discontinued by the underwriters at any time.

Underwriters who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in the common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M of the Securities Act during the business day prior to the pricing of the offering, before the commencement of offers or sales of the common stock. Passive market makers must comply with applicable volume and price limitations and must be identified as passive market makers. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security. If all independent bids are lowered below the passive market maker’s bid, the passive market maker’s bid must then be lowered when certain purchase limits are exceeded.

Our common stock has been listed on the Nasdaq National Market since April 2002. Any shares of our common stock sold pursuant to a prospectus supplement will be listed on the Nasdaq, subject (if applicable) to official notice of issuance. Any underwriters to whom we sell common stock for public offering and sale may make a market in the common stock that they purchase, but the underwriters will not be obligated to do so and may discontinue any market making at any time without notice.

The anticipated date of delivery of the common stock offered hereby will be set forth in the applicable prospectus supplement relating to each offering.

   LEGAL MATTERS

The validity of the common stock being offered hereby will be passed upon by Goodwin Procter LLP, Boston, Massachusetts and New York, NY. As of the date of this prospectus, a member of Goodwin Procter LLP owns or beneficially owns an aggregate of 93,000 shares of our common stock and holds options to purchase an additional 40,500 shares of our common stock, all of which are exercisable.

  EXPERTS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control Over Financial Reporting) of DOV Pharmaceutical, Inc. incorporated in this prospectus by reference to the annual Report on Form 10-K for the year ended December 31, 2004, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of DOV (Bermuda), Ltd. as of December 31, 2002 and 2001 and for each of the two years in the period ended December 31, 2002, and the period from inception (January 21, 1999) through December 31, 2002 incorporated in this prospectus by reference to the annual Report on Form 10-K for the year ended December 31, 2004, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

  WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Some of the information that you may want to consider in deciding whether to invest in our common stock is not included in this prospectus, but rather is incorporated by reference to documents that we have filed with the SEC. Incorporating by reference permits us to disclose important information to you by referring to those filings rather than repeating them in full in this prospectus. The information incorporated by reference in this prospectus contains important business and financial information and is considered to be part of this prospectus. In addition, later information filed with the SEC and incorporated by reference will update and supersede the information contained in this prospectus and incorporated filings. We specifically incorporate by reference the following documents filed by us with the SEC since December 31, 2004 (other than, in each case, information that is deemed to have been furnished but not filed in accordance with SEC rules):

Our SEC Filings	Date of Filing
Annual Report on Form 10-K for the fiscal year ended December 31, 2004, as amended by Annual Report on Form 10-K/A filed March 18, 2005	March 15, 2005 and March 18, 2005

Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005	May 9, 2005, August 9, 2005 and November 9, 2005, respectively

Current Reports on Form 8-K, report dates:

March 11, 2005 (Item 5.02)	March 15, 2005
May 23, 2005	May 27, 2005
June 29, 2005	July 6, 2005
August 5, 2005	August 11, 2005
August 9, 2005 (Item 1.01)	August 9, 2005
August 25, 2005	August 26, 2005
October 28, 2005 (Item 8.01)	October 28, 2005
November 8, 2005 (Item 8.01)	November 8, 2005
All subsequent documents filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, which will become part of this prospectus from the date that the documents are filed with the Securities and Exchange Commission. However, the information furnished under Item 2.02 or Item 7.01 in our Current Reports on Form 8-K filed on or after the date of this prospectus, is not incorporated by reference herein

On or after the date of filing of the registration statement containing this prospectus and prior to the effectiveness of the registration statement and (2) on or after the date of this prospectus until the earlier of the date on which all the securities registered hereunder have been sold by the selling stockholders or this registration statement has been withdrawn

Any statement contained in a document incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein, or in any other subsequently filed document prior to the completion of this offering and incorporated by reference in this prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus do not purport to be complete, and where reference is made to the particular provisions of such contract or other document, such statements are qualified in all respects by reference to all the provisions of such contract or other document.

You may read and copy materials that we have filed with the SEC at the SEC’s public reference room located at 100 F Street, N.E., Room 1024, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings with the SEC are also available on the Internet at the SEC’s website at www.sec.gov.

Our common stock is traded on The Nasdaq National Market under the symbol “DOVP.” You may also read reports, proxy statements and other information we file at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, DC 20006.

Our Internet address is www.dovpharm.com. We make available, free of charge, on www.dovpharm.com our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after we electronically file such reports with the SEC.

The information (other than that specifically incorporated by reference herein) on the websites listed above is not, and should not be, considered part of this prospectus and is not incorporated by reference in this document. These websites are, and are only intended to be, an inactive textual reference.

You also may request a copy of each document incorporated by reference in this prospectus at no cost, by writing or calling us at the following address or telephone number:

DOV Pharmaceutical, Inc.
Continental Plaza
433 Hackensack Avenue
Hackensack, New Jersey 07601
Attention: General Counsel
(201) 968-0980

Exhibits to a document will not be provided unless they are specifically incorporated by reference in that document.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the estimated expenses payable by us in connection with this offering (excluding underwriting discounts and commissions):

SEC registration fee	$10,700
Accounting fees and expenses	20,000
Legal fees and expenses	20,000
Printing expenses	10,000
Blue sky qualification fees and expenses	0
Miscellaneous	5,000
Total	$65,700

________________

*	The amounts set forth above, except for the SEC registration fee, are in each case estimated.

Item 15. Indemnification of Directors and Officers

   In accordance with Section 145 of the Delaware General Corporation Law, Article IX of our certificate of incorporation provides that none of our directors will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to us or our stockholders, (2) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (3) with regard to unlawful dividend payments, stock repurchases or redemptions, or (4) for any transaction from which the director derived any improper personal benefit.

Article V of our by-laws provides for our indemnification for our past or present directors, officers, and members of our scientific advisory board against expenses, judgments, penalties, fines and amounts reasonably paid in settlement incurred in connection with any threatened, pending or completed legal proceeding in which any such person is involved by reason of the fact that such person is or was a director or officer or member of our scientific advisory board if such person acted in good faith and in a manner that such person reasonably believed to be in or not opposed to our best interests, and with respect to any criminal proceeding, if such person had no reasonable cause to believe his or her conduct was unlawful. Such person shall also be indemnified in connection with a legal proceeding initiated by such person only if the legal proceeding was authorized by our board of directors, unless such legal proceeding was brought to enforce such person’s rights to indemnification or, in the case of our directors, advancement of certain expenses in accordance with our by-laws. Article V of our by-laws also provides, at the discretion of our board, similar indemnification for past or present employees or agents who have not served as a director or officer. The by-laws allow us to maintain insurance, at our expense, to protect us or any of the parties mentioned in this section against liability of any character asserted against or incurred by us or any of the parties mentioned in this section, whether or not we would have the power to indemnify such person against such liability under the Delaware General Corporation Law or the provisions of Article V of the by-laws. In addition, we are party to indemnification agreements with members of our board of directors which provide for similar indemnification rights to those contained in our by-laws.

Any amendment to or repeal of these provisions will not eliminate or reduce the effect of these provisions in respect of any acts or omissions occurring prior to such amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

Item 16. Exhibits and Financial Statement Schedules

(a)	Exhibit Index. The following is a complete list of exhibits filed or incorporated by reference as part of this Registration Statement.

The following exhibits are filed as part of, or incorporated by reference into, this report:

Exhibit Number	Description

3.1
Fourth Amended and Restated Certificate of Incorporation (incorporated herein by reference to Exhibit 3.1 to the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2002, File No. 000-49730).

3.2	Amended and Restated By-Laws (incorporated herein by reference to Exhibit 3.5 to DOV Pharmaceutical, Inc.’s Registration Statement on Form S-1A filed on April 5, 2002, File No. 333-81484)
4.1
Certificate of Designations, Preferences and Rights of a Series of Preferred Stock of Registrant classifying and designating the Series E Junior Participating Cumulative Preferred Stock (incorporated herein by reference to Exhibit 3.1 to DOV Pharmaceutical, Inc.’s Registration Statement on Form S-8 filed on October 16, 2002, File No. 000-49730)

4.4	See Exhibits 3.1, 3.2 and 4.1 for instruments defining the rights of holders of common stock of Registrant
4.5
Specimen certificate for shares of common stock, $0.0001 par value per share, of Registrant (incorporated herein by reference to Exhibit 4.2 to Amendment No. 4 to DOV Pharmaceutical, Inc.’s Registration Statement on Form S-1A filed on April 5, 2002, File No. 333-81484)

5.1*	Opinion of Goodwin Procter LLP
23.1*	Consent of PricewaterhouseCoopers LLP
23.2*	Consent of PricewaterhouseCoopers LLP
23.3*	Consent of Goodwin Procter LLP (included as part of Exhibit 5.1)
24.1	Power of Attorney (included on signature page)
* Filed herewith

Item 17. Undertakings

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) that, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of common stock offered would not exceed the registered amount) may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

 provided, however , that paragraph (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement;

(2)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the common stock offered therein, and the offering of such common stock at that time shall be deemed to be the initial bona fide offering thereof; and

(3)	To remove from registration by means of a post-effective amendment any of the common stock being registered that remains unsold at the termination of the offering.

(b)
The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such common stock at that time shall be deemed to be the initial bona fide offering thereof.

(c)
The undersigned registrant hereby undertakes to supplement the prospectus, after the expiration of the subscription period, to set for the results of the subscription offer, the transactions by the underwriters during the subscription period, the amount of unsubscribed securities to be purchased by the underwriters, and the terms of any subsequent reoffering thereof. If any public offering by the underwriters is to be made on terms differing from those set forth on the cover page of the prospectus, a post-effective amendment will be filed to set forth the terms of such offering.

(d)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of registrant pursuant to the foregoing provisions, or otherwise, registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by registrant of expenses incurred or paid by a director, officer or controlling person of registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the common stock being registered, registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hackensack, New Jersey, on December 5, 2005.

DOV Pharmaceutical, Inc

By:	/s/ Leslie Hudson
Leslie Hudson
President and Chief Executive Officer

KNOW ALL BY THESE PRESENTS, that each individual whose signature appears below hereby severally constitutes and appoints Leslie Hudson and Barbara G. Duncan and each of them singly, as such person’s true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for such person in such person’s name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement (or any registration statement that is to be effective upon filing pursuant to Rule 462(b) of the Securities Act of 1933), and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto each attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that the attorney-in-fact and agent, or any substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated. Each person has signed this registration statement in his or her capacity as an officer or director of DOV Pharmaceutical, Inc.

Name	Title	Date
/s/ Leslie Hudson	President, Chief Executive Officer and Director (Principal Executive Officer)	December 5, 2005
Leslie Hudson

/s/ Barbara G. Duncan	Chief Financial Officer (Principal Financial and Accounting Officer)	December 5, 2005
Barbara G. Duncan

/s/ Arnold S. Lippa	Director	December 5, 2005
Arnold S. Lippa

/s/ Zola Horovitz	Director	December 5, 2005
Zola Horovitz

/s/ Patrick Ashe	Director	December 5, 2005
Patrick Ashe

/s/ Daniel S. Van Riper	Director	December 5, 2005
Daniel S. Van Riper

/s/ Jonathan Silverstein	Director	December 5, 2005
Jonathan Silverstein

/s/ Theresa A. Bischoff	Director	December 5, 2005
Theresa A. Bischoff

EXHIBIT INDEX

Exhibit Number	Description

3.1
Fourth Amended and Restated Certificate of Incorporation (incorporated herein by reference to Exhibit 3.1 to the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2002, File No. 000-49730).

3.2	Amended and Restated By-Laws (incorporated herein by reference to Exhibit 3.5 to DOV Pharmaceutical, Inc.’s Registration Statement on Form S-1A filed on April 5, 2002, File No. 333-81484)
4.1
Certificate of Designations, Preferences and Rights of a Series of Preferred Stock of Registrant classifying and designating the Series E Junior Participating Cumulative Preferred Stock (incorporated herein by reference to Exhibit 3.1 to DOV Pharmaceutical, Inc.’s Registration Statement on Form S-8 filed on October 16, 2002, File No. 000-49730)

4.4	See Exhibits 3.1, 3.2 and 4.1 for instruments defining the rights of holders of common stock of Registrant
4.5
Specimen certificate for shares of common stock, $0.0001 par value per share, of Registrant (incorporated herein by reference to Exhibit 4.2 to Amendment No. 4 to DOV Pharmaceutical, Inc.’s Registration Statement on Form S-1A filed on April 5, 2002, File No. 333-81484)

5.1*	Opinion of Goodwin Procter LLP
23.1*	Consent of PricewaterhouseCoopers LLP
23.2*	Consent of PricewaterhouseCoopers LLP
23.3*	Consent of Goodwin Procter LLP (included as part of Exhibit 5.1)
24.1	Power of Attorney (included on signature page)
* Filed herewith